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                                  EXHIBIT 99
                           FORWARD LOOKING STATEMENTS


Written and oral statements provided by the Company from time to time may contain certain forward looking information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act") and in releases made by the Securities and Exchange Commission ("SEC"). The cautionary statements which follow are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. While the Company believes that the assumptions underlying such forward looking information are reasonable based on present conditions, forward looking statements made by the Company are not guarantees of future performance and actual results may differ materially from those in the forward looking statements as a result of various factors. Accordingly, the Company has identified important factors which could cause the Company's actual financial results to differ materially from any such results which might be projected, forecast or estimated by the Company in written or oral forward looking statements:

 . The overall retail economy in the United States could affect retailers' expectations of future apparel product sales. A more pessimistic evaluation compared to 1995 could adversely affect both the advance order and in-stock product lines marketed by the Company.

 . Several customer bankruptcies in the second half of 1995 and first quarter of 1996 have unfavorably impacted the expected sales of the Company's products to these customers, compared to 1995 amounts. The Company's sales and earnings could be further adversely impacted to the extent that the financial strength of its other existing or new retail customers worsens.

 . The Company's largest customer represented approximately 16%, 14% and 14% of consolidated sales in fiscal 1995, 1994 and 1993, respectively. The Company's second largest customer in 1995 represented approximately 7% of consolidated sales. The Company believes it maintains an excellent business relationship with these customers and sales volume for 1996 is anticipated to approximate recent historical levels. However, an unanticipated decline in sales with the Company's largest customers would adversely affect profitability as it would be difficult to immediately replace this business with new customers or increase volume with other existing customers.

 . The trend towards more casual dressing in the workplace could reduce the demand for the Company's tailored clothing products, especially for tailored suits. While the Company markets several sportswear and casual product lines, consumer receptiveness to the Company's casual and sportswear products may be less than anticipated.

 .  Sales derived from products which utilize licensed brand names represent an important current component of the Company's overall revenue and profitability. The Company also serves as a licensing agent for several of its principal licensors. While the Company believes the relationships with its principal licensors to be favorable and the termination
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   of any single licensing agreement would not have a material adverse effect on its business taken as a whole, the long-term prospects of the Company assume the continuation of existing licensing arrangements and ongoing consumer acceptance of the products sold under these licensed brands.

 . The Company competes with numerous established manufacturers and distributors of apparel products, both foreign and domestic. The Company's financial results may be negatively impacted if its existing or new products are less favorably received by retailers and consumers due to competitors' pricing activities in the marketplace, which could reduce the Company's ability to generate sufficient margins.

 . The Company has recently acquired foreign sourcing facilities in Mexico and Costa Rica. Factory re-engineering and workforce expansion are in process in order to provide capabilities for anticipated unit requirements. The Company's sales and earnings would be adversely affected to the extent that the quantities and/or quality of the Mexican and Costa Rican sourced production falls short of that anticipated by the Company. Also, unanticipated political or economic disruptions in these countries and/or currency fluctuations could adversely impact overall Company profitability related to these production facilities.

 . Substantially all of the Company's men's and women's sportswear, women's career wear and a portion of its tailored suits, sportcoats and slack production are manufactured utilizing independent contractors. The Company is dependent upon the contractors' ability to deliver such products on a timely basis. Labor, delivery, or transportation difficulties regarding contractor sourced products which result in delays not readily controllable by the Company could negatively affect operating profits.

 . Fabric purchases from the Company's largest supplier approximated 46% of the total fabric requirements in fiscal 1995. As is customary in the industry, there are no long-term contracts with fabric suppliers. The Company believes that there are alternative sources of supply available to satisfy its raw material requirements. However, a prolonged, unanticipated disruption of scheduled deliveries from this or other suppliers would adversely affect production scheduling and ultimately the Company's ability to meet customer delivery dates.

 . During 1995, the Company's variable rate debt (based on the Prime or LIBOR rates in effect from time to time) averaged approximately $72 million under its Revolving Credit Facility. The Company anticipates that such variable borrowings will be approximately the same during 1996 at rates averaging approximately 8%. An unexpected increase in total borrowings and/or in the borrowing rates under the Revolving Credit Facility would adversely affect profitability. In January, 1996, one rating agency placed the Company on "credit watch with negative implications" which could later result in a reduced credit rating. While the Company does not contemplate issuing new public debt or equity in 1996, a credit rating reduction could adversely affect the marketability of the Company's outstanding public debt and accessibility to capital markets for new debt or equity.
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 .  The Company is not aware of and has assumed no significant adverse impact of pending or threatened litigation matters.

 . The Company has assumed that no major acquisitions or divestitures will occur during 1996.

Had the Act become effective at a different time, certain of the factors noted above would have been discussed in an earlier SEC filing. The above noted review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Act.